May 1, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Rule 424(b)(3) Filing in respect of Form F-6 Registration Statement No. 333-10620 for American Depositary Shares, each representing one (1) ordinary share, par value Malaysian $0.50 per Share (the “Deposited Shares”), of Genting Berhad, a company incorporated under the laws of Malaysia (the “Company”).

Ladies and Gentlemen:

On behalf of Citibank, N.A., as Depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the agreement contained in the American Depositary Receipts (the “ADRs”) evidencing American Depositary Shares (“ADSs”), each representing one (1) Deposited Share of Ordinary Share, I enclose for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 424(b)(3) promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), one (1) copy of a form of the ADRs which is to be issued by the Depositary and which reflect the change in par value from “Malaysian $0.50 per share” to “Malaysian $0.10 per share”.

As required by Rule 424(e) under the Act, the cover of the enclosed ADRs has been marked to indicate the paragraph of Rule 424 under which the filing is being made and the file number of the Form F-6 Registration Statement previously filed and declared effective in respect of the ADRs.

In anticipation of any subsequent filings with, and/or submissions to, the Commission that the Company and/or the Depositary may make, we respectfully request that the Commission modify its records to reflect the change in par value from “Malaysian $0.50 per share” to “Malaysian $0.10 per share”.

In the event any member of the Staff of the Commission has any questions or comments concerning this filing, such person should contact the undersigned at (212) 816-6647.

Very truly yours,

/s/ Thomas Crane

Thomas Crane

Enclosures

cc:	Richard Etienne (Citibank, N.A. - ADR Department)

(a) American Depositary Receipt

Rule 424(b)(3) Form F-6 Registration Statement No.: 333-10620.

NUMBER	AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY SHARE REPRESENTS ONE ORDINARY SHARE)

CUSIP 372452 20 1

AMERICAN DEPOSITARY RECEIPT
FOR ORDINARY SHARES OF
THE PAR VALUE OF MALAYSIAN $0.10 EACH OF
Genting Berhad
(INCORPORATED UNDER THE LAWS OF MALAYSIA)

CITIBANK, N.A., as Depositary (hereinafter called the Depositary) hereby certifies (i) that there have been deposited with the Depositary or its agent, nominee, custodian or correspondent, the securities described above or evidence of the right to receive such securities, (ii) that at the date hereof each American Depositary Share evidenced by this Receipt represents the amount of such securities shown above, and that ____________________________________ is the owner of _________________ AMERICAN DEPOSITARY SHARES herein created and so called, and except as otherwise herein expressly provided, is entitled upon surrender at the Corporate Agency Office of the Depositary, New York, N.Y., of this Receipt duly endorsed for transfer and upon payment of the charges as provided on the reverse of this receipt, at his option (1) to delivery at the office of the agent, nominee, custodian or correspondent of the Depositary, to a person specified by him, of the amount of deposited shares represented hereby or evidence of the right to receive the same, or (2) to have such deposited shares forwarded at his cost and risk to him at the corporate agency office of the Depositary. The words “deposited shares”, wherever used in this Receipt, shall mean the securities as described herein (including such evidence of the right to receive the same) deposited with the Depositary as aforesaid, and any and all other shares, securities cash and other property held by the Depositary in place thereof or in addition thereto as provided herein.

1. RECEIPTS. This Receipt is one of a continuing issue of Receipts, all evidencing rights of like tenor with respect to the deposited shares, and all issued or to be issued upon the terms and conditions herein provided, which shall govern the continuing arrangement by the Depositary with respect to initial deposits as well as the rights of holders of Receipts subsequent to such deposits.

The legal entity resulting from the agreement herein provided for is deemed to be the issuer of the Receipts.

The issuance of Receipts against deposits generally may be suspended, or the issuance of Receipts against the deposit of particular securities may be withheld, if such action is deemed necessary or advisable by the Depositary at any time and from time to time because of any requirement of any government or governmental body or commission, or for any other reason. The Depositary assumes no liability with respect to the validity, worth, susceptibility to assessment or freedom from preemptive rights of the deposited shares.

2. TRANSFER OF RECEIPTS. Until termination of the agreement evidenced by this Receipt in accordance with the terms hereof, the Depositary will maintain an office in the Borough of Manhattan, the City of New York, for the registration of Receipts and transfers of Receipts where the holders of Receipts may during regular business hours inspect the transfer books or the list of holders of Receipts as maintained by the Depositary. The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Agency Office by the registered holder hereof in person or by duly authorized attorney, upon surrender of this receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the fees and expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. Upon such split or combination not involving a transfer, a charge will be made as provided herein. The Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties hereunder.

3. TRANSFERABILITY AND RECORD OWNERSHIP OF RECEIPTS. It is a condition of this Receipt, and every successive holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that prior to the due presentation of this Receipt for registration of transfer as above provided, and subject to paragraph 8 hereof, the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice in pursuance of the terms hereof, and for all other purposes.

4. PROOF OF CITIZENSHIP. The Depositary may require any holder of Receipts, or any person presenting securities for deposit against the issuance Receipts, from time to time, to file such proof of citizenship or residence and to furnish such other information, by affidavit or otherwise, and to execute such certificates and other instruments as may be necessary or proper to comply with any laws or regulations relating to the issuance or transfer of Receipts, the receipt or distribution of dividends or other property, or the taxation thereof or of Receipts or deposited shares, and the Depositary may withhold the issuance or registration of transfer of any Receipt or payment of such dividends or delivery of such property from any holder or other person, as the case may be, who shall fail to file such proofs, certificates or other instruments.

5. LIABILITY OF HOLDER FOR TAXES. The Depositary shall not be liable for any governmental taxes, assessments or charges or corporate assessments or charges which may become payable in respect of the deposited shares, but a ratable part of any and all of the same whether such tax, assessment or charge becomes payable by reason of any present or future law, statute, charter provision, by-law, regulation or otherwise, shall be payable by the registered holder hereof to the Depositary at any time upon request. Upon the failure of the holder of this Receipt to pay any such amount, the Depositary may sell for account of such holder an amount of the deposited shares equal to all or any part of the amount represented by this Receipt, and may apply the proceeds in payment of such obligations, the holder hereof remaining liable for any deficiency.

6. WARRANTIES. Every person presenting securities for deposit shall be deemed thereby to represent and warrant that such securities and each certificate therefor are validly issued, fully paid and non-assessable and that the person making such deposit is duly authorized to do so. Such representations and warranties shall survive the deposit of such securities and issuance of Receipts.

This Receipt is issued subject, and all rights of the holder hereof are expressly subject, to the terms and conditions set forth on the face and the reverse of this Receipt, all of which form a part of the contract contained in this Receipt and to all of which the holder hereof by accepting this Receipt consents.

Countersigned:	Citibank, N.A., as Depositary

Authorized Officer	Vice President

Date:

Reverse of Receipt

7. DISTRIBUTIONS. Until the surrender of this Receipt, the Depositary shall distribute or otherwise make available to the holder hereof, at a time and in such manner as it shall determine, any distributions of cash (after conversion of any foreign currency to U.S. dollars at such rate or rates as the Depositary in its discretion deems applicable), subscription or other rights, securities described above or other property or securities received with respect to the amount of deposited shares represented hereby, after deduction, or upon payment, of the fees and expenses of the Depositary stated in Section 14 below and the withholding of any taxes in respect thereof; provided, however, that the Depositary shall not make any distribution which in the opinion of counsel would violate the Securities Act of 1933 or any other applicable law. In such case, the Depositary may sell such subscription or other rights, securities or other property. In lieu of distributing fractional shares, the Depositary may, in its discretion, sell the amount of securities or property equal to the aggregate of any fractional shares. In making distributions of cash received in foreign currency the Depositary may adopt a rate of conversion determined by it to be necessary to permit uniform distribution to all holders of receipts evidencing securities of the same class as the deposited shares evidenced by this Receipt. Except as otherwise provided, in the case of subscription or other, the Depositary shall issue warrants for such subscription or other rights and shall seek instructions from the holder of this Receipt as to the disposition to be made of such subscription or other rights. In the absence of such instructions, the Depositary may sell such rights if they are about to lapse. Sales of such subscription or other rights, securities or other property by the Depositary shall be made at such time and in such manner as the Depositary may deem advisable, and in such case, the Depositary shall distribute to the holder hereof the net proceeds after deduction of its fees and expenses described in Section 14 and the withholding of taxes in respect thereof.

If the Depositary shall find in its opinion that any cash distribution is not convertible in its entirety or with respect to the holders of a portion of the Receipts, on a reasonable basis into U.S. dollar available to it in the City of New York, or if any required approval or license of any government or agency for such conversion is denied or is not obtainable within a reasonable period, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent possible to the holders entitled thereto and shall with respect to any such currency not converted or convertible either (i) distribute such currency to the holders entitled thereto or (ii) hold such currency for the respective accounts of such holders and distribute appropriate warrants or other instruments evidencing rights to receive such foreign currency.

8. RECORD DATES. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be offered, with respect to deposited shares, or whenever the Depositary shall receive notice of any meeting of holders of deposited shares, or whenever it is necessary in the opinion of the Depositary to determine the holders of Receipts, the Depositary will fix a record date for the determination of the holders generally or the holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting. Surrender of this Receipt for registration of transfer subsequent to any such record date and prior to the date of payment, distribution or meeting shall not affect the right of the registered holder hereof on such record date to receive such payment or distribution or to direct the manner of voting the deposited shares represented hereby.

9. DELIVERY OF DEPOSITED SHARES. At any time the Depositary may, in its sole discretion, cause any or all deposited shares to be forwarded at the cost and risk of the holders of the Receipts to the Corporate Agency Office of the Depositary or to any agent, nominee, custodian or correspondent of the Depositary, to be held by the Depositary, or such agent, nominee, custodian or correspondent, in which case the registered holder hereof shall have, in lieu of the options set forth in clauses (1) and (2) of the first paragraph on the face hereof, the right only to have the Depositary deliver at the Corporate Agency Office of the Depositary or the office of such agent, nominee, custodian or correspondent, to or upon the order of such holder, such an amount of deposited shares as are represented hereby upon the surrender of this Receipt properly endorsed or accompanied by proper instruments of transfer and upon payment of the applicable fees, taxes and charges. The Depositary shall not incur any liability to any holder of this Receipt by reason of any such forwarding or failure to forward any or all deposited shares.

10. CHANGE AFFECTING DEPOSITED SHARES. Upon (i) any change in nominal value or any subdivision, combination or any other reclassification of the deposited shares, or (ii) any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting an issuer of deposited shares or to which it is a party, or (iii) the redemption by an issuer of deposited shares at any time of any or all of such deposited shares (provided the same are subject to redemption), then and in any such case the Depositary shall have the right to exchange or surrender such deposited shares and accept and hold hereunder in lieu thereof other shares, securities, cash or property to be issued or delivered in lieu of or in exchange for, or distributed or paid with respect to, such deposited shares. Upon any such exchange or surrender, the Depositary shall have the right, in its discretion, to call for surrender of this Receipt in exchange (upon payment of fees and expenses of the Depositary) for one or more new Receipts of the same form and tenor as this Receipt, specifically describing such new shares, securities, cash or property. In any such case the Depositary shall have the right to fix a date after which this Receipt shall only entitle the holder to receive such new Receipt or Receipts. The Depositary shall mail notice of any redemption of deposited shares to the registered holders of Receipts, provided that in the case of any redemption of less than all of the deposited shares the Depositary shall draw in such manner as it shall determine an equivalent number of American Depositary Shares and shall mail notice of redemption only to the registered holders of Receipts evidencing the American Depositary Shares so drawn for redemption in part. The sole right of the holders of Receipts evidencing American Depositary Shares designated for redemption after the mailing of any such notice of redemption shall be to receive the cash, rights and other property applicable to the same, upon surrender to the Depositary (and upon payment of its fees and expenses) of the Receipts evidencing such American Depositary Shares.

11. LIABILITY OF DEPOSITARY. The Depositary shall not incur any liability to any holder of this Receipt if by reason of any provisions of any present or future law of the United States of America, or of any state thereof, or of any foreign country, or political subdivision thereof, or by reason of any provision, present or future, of the charter, certificate of incorporation, memorandum or articles of association, statutes, Code of Regulations, By-laws or Resolutions of the issuer of deposited shares, the Depositary shall be prevented or forbidden from, or subjected to any civil or criminal penalty or extraordinary expense on account of doing or performing any act or thing which by the terms hereof it is provided shall be done or performed; nor shall the Depositary incur any liability to any holder hereof by reason of any delay in the performance or non-performance of any act or thing which by the terms hereof it is provided shall be done or performed, caused as aforesaid or arising out of any act of God or war or any other circumstances beyond its control, or by reason of any exercise of, or failure to exercise, any discretion provided for herein.

So long as the Depositary acts or omits to act in good faith it shall not be responsible for any failure to carry out any requests to vote, or for the manner or effect of any of any vote made either with or without request, or for not exercising any right to vote.

The Depositary does not assume any obligation and shall not be subject to any liability to holders hereunder other than agreeing to use its best judgment and good faith in the performance of such duties as are set forth herein.

The Depositary shall be under no obligation to appear in, prosecute or defend, any action, suit or other proceeding in respect of any of the deposited shares or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required. The Depositary shall not be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants or any other persons believed by it in good faith to be competent to give such advice or information.

The Depositary may itself become the owner of and deal in securities of any class of the issuer of the deposited shares and in Receipts of this issue.

12. NOTICES, REPORTS. The Depositary shall be under no obligation to give notice to the Holder of this Receipt of any meeting of shareholders or of any report of or communication from the issuer of the deposited shares, or of any other matter concerning the affairs of such issuer, except as herein expressly provided. The Depositary undertakes to make available for inspection by holders of the Receipts at its Corporate Agency Office and will mail to the principal office of Securities and Exchange Commission, Washington, D.C., any reports and communications received from the issuer of the deposited shares which are both (i) received by the Depositary as the holder of the deposited shares, and (ii) made generally available to the holders of the deposited shares by the issuer thereof. The Depositary may in its sole discretion but shall not be required to exercise any voting rights which may exist in respect of the deposited shares, provided that upon the written request of the registered holder hereof and the payment to it of any expenses involved, the Depositary will endeavor, in so far as practicable to exercise any such then existing voting rights with respect to an amount of the deposited shares represented hereby in accordance with such request.

13. TERMINATION. The Depositary may at any time terminate the agreement evidenced by this Receipt and all other Receipts by mailing notice of such termination to the registered holders of all the Receipts then outstanding to them at their addresses appearing upon the books of the Depositary, at least thirty days prior to the date fixed in such notice for termination. On and after such date of termination the registered holder hereof, upon surrender of this Receipt at the Corporate Agency Office of the Depositary, will be entitled to delivery of the amount of the deposited shares represented hereby upon the same terms and conditions, and upon payment of a fee at the rates provided herein with respect to the surrender of this Receipt for deposited shares and on payment of applicable taxes and charges. The Depositary may convert any dividends received by it in cash after the termination date into U.S. Dollars as herein provided, and after deducting therefrom the taxes and governmental charges herein referred to, hold the balance of said dividends for the pro rata benefit of the holders of the respective Receipts. As to any Receipts not so surrendered within thirty days after such date of termination the Depositary shall thereafter have no obligation with respect to the collection or disbursement of any subsequent dividends or any subscriptions or other rights accruing on the deposited shares. After the expiration of six months from such date of termination the Depositary may sell any remaining deposited shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. Dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the Receipts which have not theretofore been surrendered for cancellation. After making such sale, or if no such sale can be made after the expiration of two years from such date of termination, the Depositary shall be discharged from all obligations whatsoever to the holders of the Receipts except to make distribution of the net proceeds of sale and of such dividends (after deducting all fees, charges and expenses of the Depositary) or of the deposited shares in case no sale can be made upon surrender of the Receipts.

14. CERTAIN FEES AND CHARGES OF DEPOSITARY. The Depositary may charge fees for receiving deposits and issuing Receipts, for delivering deposited shares against surrendered Receipts, for transfer of Receipts, for splits or combinations of Receipts, for distribution of each dividend, for sales or exercise of Rights, or for other services performed hereunder. The Depositary’s fees may differ from those of other Depositaries. The Depositary reserves the right to modify, reduce or increase any fees or charges for services performed hereunder upon thirty (30) days’ notice to the registered holder hereof. The Depositary will provide, without charge, a copy of its latest fee schedule to any party requesting it.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Please print or typewrite name and address of assignee

the within American Depositary Receipt and all rights and interests represented thereby, and hereby irrevocably constitutes and appoints attorney, to transfer the same on the books of the within named Depositary, with full power of substitution in the premises.

Dated	Signature

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of the Receipt, in every particular, without alteration or enlargement or any change whatsoever.

If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

All endorsements or assignments of Receipts must be guaranteed by a New York Stock Exchange firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in The City of New York.